SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

AnorMED Inc.
(Name of Subject Company)
AnorMED Inc.
(Name of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
035910108
(CUSIP Number of Class of Securities)
William J. Adams
Vice President, Finance, Chief Financial Officer,
Secretary and Treasurer
200-20353 64th Avenue
Langley, British Columbia
Canada V2Y 1N5
(604) 530-1057
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

R. Hector MacKay-Dunn, Q.C. Ronald G. Murray Farris, Vaughan, Wills & Murphy LLP 25th Floor 700 West Georgia Street Vancouver, B.C. Canada V7Y 1B3	Daniel M. Miller Dorsey & Whitney LLP Suite 1605 777 Dunsmuir Street P.O. Box 10444, Pacific Centre Vancouver, B.C. Canada V7Y 1K4
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Statement”) initially filed by AnorMED Inc. with the U.S. Securities and Exchange Commission on September 5, 2006, relating to the tender offer (the “Genzyme Offer”) made by Dematal Corporation (“Dematal”), a Nova Scotia unlimited liability company and a wholly-owned subsidiary of Genzyme Corporation (“Genzyme” and together with Dematal, the “Offerors”), a Massachusetts corporation, for all of the common shares of AnorMED. The terms and conditions of the Genzyme Offer are set forth in the Offer to Purchase and Circular of the Offerors, dated September 1, 2006 (the “Tender Offer Circular”). The Tender Offer Circular has been filed by the Offerors with the U.S. Securities and Exchange Commission as part of a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”), which includes information required to be reported under Rule 14d-3 of the Securities Exchange Act of 1934, as amended. The Schedule TO was initially filed by the Offerors on September 1, 2006.
     In connection with the Genzyme Offer, the Company’s board of directors has prepared a directors’ circular (the “Directors’ Circular”), dated September 5, 2006, pursuant to applicable securities laws in Canada and the United States. The Directors’ Circular will be mailed to AnorMED shareholders, is filed as an exhibit to this Statement and is incorporated by reference into this Statement in its entirety. Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Directors’ Circular.
Item 8.     ADDITIONAL INFORMATION.
     Item 8 is hereby amended and supplemented as follows:
     On September 11, 2006, AnorMED filed a Material Change Report with Canadian securities regulatory authorities with respect to the rejection by AnorMED’s Board of Directors of an unsolicited approach from Genzyme to purchase all of the issued and outstanding common shares of AnorMED.
     On September 11, 2006, AnorMED filed a Material Change Report with Canadian securities regulatory authorities that disclosed that AnorMED announced on September 1, 2006 that Genzyme commenced an unsolicited take-over bid, that the Directors’ Circular had been filed, and that AnorMED’s board of directors had adopted a limited duration shareholder rights plan.
Item 9.     EXHIBITS
     Item 9 is hereby amended and supplemented to include the following exhibits:

Exhibit	Description
(a)(2)(D)	Material Change Report, dated September 11, 2006
(a)(2)(E)	Material Change Report, dated September 11, 2006
(a)(2)(F)	Limited Duration Shareholder Rights Plan Agreement

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: September 11, 2006

ANORMED INC.
By:	/s/ William J. Adams
	Name:	William J. Adams
	Title:	Vice President, Finance, Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

Exhibit	Description
(a)(2)(A)*	Directors’ Circular, dated September 5, 2006
(a)(2)(B)*	Press release of AnorMED Inc., dated September 5, 2006
(a)(2)(C)*	News release, dated September 7, 2006
(a)(2)(D)	Material Change Report, dated September 11, 2006
(a)(2)(E)	Material Change Report, dated September 11, 2006
(a)(2)(F)	Limited Duration Shareholder Rights Plan Agreement

*	Previously filed.